November 2, 2004

Steven E. Brady
President
Ocean Shore Holding Company
1001 Asbury Avenue
Ocean City, New Jersey  08226

RE:	Ocean Shore Holding Company
	Form S-1, Amendment No. 1 filed October 22, 2004
	File No. 333-118597

Dear Mr. Brady:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Possible Change in Offering Range- page 4

1. Please clarify that if your final appraisal exceeds the Supermax that you will promptly return all subscription funds and determine whether to set a new offering range and commence a new stock offering.


After Market Performance- page 5

2. We confirm your agreement to revise the table consistent with prior comment 8.

3. Please reverse the order of the first three subsections in the table so that MHC/ first step deals are first. In addition, please disclose the differences between the other 2 subsets of transactions and the MHC/ first step deals.

4. Please provide a blank line/ space before the "Average- all conversions" line item to facilitate reader comprehension.

Note 2- Summary of Significant Accounting Policies- Deferred Loan
Fees- page F-8

5. We note your revised disclosure in response to our prior comment
23. Please revise to describe how you account for unamortized net fees or costs and any prepayment penalties from the original loan, when it is modified. In addition, please clarify whether modified loans are accounted for as if they were new loans. Refer to paragraphs 12 and 13 of FAS 91.

Note 2- Summary of Significant Accounting Policies- Allowance for
Loan Losses- page F-9

6. We note your revised disclosure in response to our prior comment
27. Please revise to clarify whether interest income previously accrued, but not collected is reversed out of income when loans are placed on non-accrual status.

Note 6- Office Properties and Equipment, Net- page F-19

7. We note your supplemental response to our prior comment 31.
Please revise to disclose this information in this note and quantify the amount of the equipment disposed of, if material.

Note 15- Disclosure of Fair Value of Financial Instruments- page
F-27

8. We note your supplemental response to our prior comment 35. To avoid confusion, please remove the reference to standby letters of credit and letters of credit from this footnote.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rule 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide the request at least two business days in advance of the requested effective date.

	Direct all accounting questions to Sharon Johnson at (202)
942-
2961 or to Joyce Sweeney, Senior Accountant, at (202) 942-1939.
All
other questions should be directed to David Lyon at (202) 942-1796 or to me at (202) 942-1779.


							Sincerely



							Barry McCarty
							Senior Counsel